FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date January 24, 2007

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE: January 22, 2007

NEWS RELEASE 07-03

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

TYLER REPORTS BAHUERACHI DRILL RESULTS INCLUDING 100.61 METERS GRADING 1.09% COPPER, 0.67% ZINC AND 0.018% MOLY IN RC-67 AND 106.71 METERS GRADING 0.88% COPPER, 0.15% ZINC AND 0.023% MOLY IN RC-69.

Tyler Resources Inc. is very pleased to announce further drill results from its ongoing drill program at the Bahuerachi project, Mexico.

Assay data from 8 reverse circulation (RC) drill holes has been received for drilling completed prior to the Christmas break. All drill holes intersected their targets as part of a program defining mineralization which is dominantly hosted in sediments and not part of the current resource estimate.

Data from these holes will be included in a resource estimate tonnage and grade recalculation which is currently expected towards March of this year.  Tyler is pleased with the results of this drilling so far, which indicate that significant areas with locally high grades remain to be included in the Bahuerachi Deposit resource estimate, outlining continued growth potential for the Main Deposit.

Significant results for these drill holes are presented in the following table and discussed below.  Drill hole collar locations are shown on the attached drill plan map.

Significant Intervals, Main Zone

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-63	35.06	187.5	152.44	0.26	0.02	3.2	0.12	0.003	mixed sediments/porphyry
RC-64	103.66	120.43	16.77	0.31	0.03	5.7	0.21	0.005	sediments
and	141.77	178.35	36.58	0.35	0.03	7.1	0.41	0.003	sediments/marble
RC-65	36.59	175.3	138.71	0.60	0.05	7.0	0.29	0.009	sediments/Skarn
RC-66	30.49	158.54	128.05	0.25	0.02	2.1	trace	0.008	sediments/porphyry/skarn
RC-67	48.78	149.39	100.61	1.09	0.06	6.7	0.67	0.018	sediments/skarn/porphyry
including	125	149.39	24.39	1.4	0.08	11.9	2.1	0.008	skarn/porphyry
RC-68	70.12	157.01	86.89	0.3	0.02	2.7	trace	0.012	sediments/minor porphyry
RC-69	24.39	131.1	106.71	0.88	0.06	5.3	0.15	0.023	sediments/porphyry
RC-70	12.20	30.49	18.29	0.37	0.03	1.2	trace	0.017	sediments
and	58	72	14	0.35	0.01	2.6	0.15	0.017	sediments

(1)

RC holes #63 to 69 were left cased and were conditioned to allow for re-entry.  Holes # 64-65-67-68-69 are scheduled for re-entry and extension based on the current assay results and geological information.  Hole RC-66 was re-entered at start up and a further 45.73 meters drilled to extend the mineralization observed in it.

(2)

All holes are interpreted to represent approximate true widths of mineralization.

January 22, 2007

Assay data has indicated that a number of drill holes have ended in significantly mineralized intervals and as noted above, these drill holes have been scheduled for re-entry and deepening.  Geological cross sections for this part of the Main Zone will be updated once the RC drill program targeting the sediments is completed, which will require deepening of some of the holes reported here, as well as the completion of an additional 6-8 holes in the Main Zone.

Field Update and Ongoing Development Program

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate (deepening of RC holes and DDH-BAH-110) as well as aiming to upgrade certain areas in terms of resource classification from the inferred to indicated category (DDH-BAH-109).

Results currently outstanding include core holes BAH 103, 105, 106, 107, 108 and the top portion of 109 (see attached location map).

About Tyler

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT, MEXICO
Sketch Geology, Sections and Drill Hole Locations NR # 07-03

Expanded Claim block (Bahuerachi 5)
NORTH
North Porphyry
Colome Skarn Trend
DDH 107
DDH 105/06
DDH-BAH 103
DDH-BAH 108
DDH-BAH 109
DDH-BAH 110
RC-66
RC-68
RC-64-65
RC-63
RC-67
RC-70
RC-69
D-69
D-68
D 52/55
D-56
D-54
D-57
D- 63
D- 59
South/Goat Porphyry
Bahuerachi 2 claim outline
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
0
1,000 m
2,000 meters
2 Km